[DREIER STEIN & KAHAN LLP LETTERHEAD]

John C. Kirkland Partner
Direct Dial 424.202.6050
Direct Fax 424.202.6052
jkirkland@dskllp.com

September 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Mail Stop 6010
Attn: Geoffrey Kruczek, Attorney

Re: Xcorporeal, Inc.
Amendment No. 3 to Schedule 14C
Filed September 4, 2007
File No. 001-31608

Dear Mr. Kruczek:

On behalf of our client Xcorporeal, Inc. (the "Company") we are responding to your letter of September 13, 2007, regarding the above-referenced Amendment No. 3 to Schedule 14C. The Company’s responses to the staff’s comments are set forth below. For convenience, each of the comments has been duplicated below and is set forth immediately prior to the corresponding response.

Notice of Action By Written Consent

Comment No. 1

We note your added disclosure here regarding the relative percentage of shares to be owned by each company’s shareholders and the value of such shares prior to and following consummation of the merger. We also note your disclosure that such information was included to assist stockholders in deciding whether to exercise their appraisal rights. Please clarify whether your board considered these amounts, values and calculations in negotiating and determining the consideration to be received by your shareholders and in deciding that the transaction was fair. Also clarify your disclosure that your board considered the cost of obtaining the shell was “well within the typical range.”

RESPONSE

We have amended the Schedule 14C to address your concern.

What Will I Receive in the Merger? Page 1

Comment No. 2

We note your disclosure here and on page 32 that your shareholders will receive restricted shares of CTHE common stock in connection with the merger. Given that CTHE has filed a Form S-4 registration statement that appears to cover all commons shares it will issue in the merger, please explain in more detail the resale restrictions on shared held by affiliates and control persons and the extent to which they apply to all shareholders. Also revise the disclosure on page 32, which states that the shares to be issued “will not be registered.” Ensure that any other disclosure in this registration statement is similarly revised.

RESPONSE

We have amended the Schedule 14C to address your concern.

Market Price Information and Related Stockholder Matters, page 13

Comment No. 3

We note your disclosure here that there were approximately 100 holders of record of your common stock as of August 10, 2007. We also note your disclosure on page 1 that your free trading shares are held by fewer than 10 record and beneficial owners. Please expand to quantify the number or percentage of restricted shares held by affiliates and the number or percentage held by private placement recipients.

RESPONSE

We have amended the Schedule 14C to address your concern.

*****

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me directly by telephone at (424) 202-6050, by fax at (424) 202-6250, or by email at jkirkland@dskllp.com with any questions or to discuss this matter further.

Sincerely,

/s/ JOHN C. KIRKLAND

John C. Kirkland

Encl.
cc: David A. Wood, Esq.